AEM SPA

02 MAY 10 AM 10:52

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/255/2002/AG/db

BY UPS

02034172

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 7, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, announcing the appointment of the Chairman of the Board also as Managing Director of the company.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 5/21

Encl.

AEM SPA

Press release

Milan, 7th May 2002: The AEM S.p.A. Board of Directors meeting, held today appointed the chairman Mr. Giuliano Zuccoli as managing director of the company.